

September 23, 2014

Via E-mail
William C. Losch III
First Horizon National Corporation
165 Madison Avenue
Memphis, Tennessee 38103

> **Re:** **First Horizon National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-15185**

Dear Mr. Losch:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Asset Quality – Trend Analysis of 2013 compared to 2012

Table 19, page 39

1. Please expand your current disclosures in future filings to more clearly define and quantify the individual nonperforming loan components which you aggregate in this table. Additionally, in order to be fully compliant with Item III.C.1 of Guide III, please, separately present the aggregate amounts of loans in each of the following categories for the periods presented:

      (a) Loans accounted for on a nonaccrual basis;

      (b) Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and

      (c) Loans not included in above which are "troubled debt restructurings"

In this regard, provide a note to the tabular presentation to state the amount of nonaccrual troubled debt restructurings included in (a) Loans accounted for on a nonaccrual basis if not otherwise apparent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant